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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K
                     [_] Form 10-Q  [_] Form N-SAR
                                                            --------------------
     For Period Ended:       December 31, 2000              | SEC FILE NUMBER  |
                      ------------------------------------  |    0-31263       |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    92257K102     |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                      N/A
- --------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
- --------------------------------------------------------------------------------
Full Name of Registrant

                               VelocityHSI, Inc.
- --------------------------------------------------------------------------------
Former Name if Applicable

                                      N/A
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Address of Principal Executive Office (Street and Number)

                     2175 N. California Blvd., Suite 150,
- --------------------------------------------------------------------------------
City, State and Zip Code

                        Walnut Creek, California 94596
- --------------------------------------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's independent auditors are continuing to consider the effects of a pervasive "going concern" uncertainty in light of the Company's operating losses and liquidity issues and, as a result, the auditors have not issued a report on the Registrant's financial statements.

                                        Potential persons who are to respond to
                                        the collection of information contained
                                        in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                 SEC 1344 (6-94)



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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Charles P. Wingard                925              952-5675
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).                        [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Net loss of $24,293,158 (unaudited) and $207,911 for the year ended December 31, 2000 and the period from March 1, 1999 (commencement of operations) through December 31, 1999, respectively, resulted primarily from a significant increase in the operations of the Company, including the costs of services, sales and marketing costs, depreciation, general and administrative costs and transaction costs exceeding revenues generated from subscriber service fees and impairment loss on on-site equipment and loss on inventory of equipment.

- --------------------------------------------------------------------------------

                               VelocityHSI, Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 2, 2001                     By  /s/ Charles P. Wingard
    ----------------------------------    --------------------------------------
                                            Senior Vice President,
                                             Chief Financial Officer,
                                             Secretary and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

- --------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
- --------------------------------------------------------------------------------